WILSHIRE MUTUAL FUNDS, INC.
EXHIBIT 77I

	Wilshire Mutual Funds, Inc. has issued shares of capital stock for Investment Class and Institutional Class
Shares of Wilshire Large Cap Core 130/30 Fund. Each share of capital stock of Wilshire Large Cap Core 130/30 Fund has the preferences, conversion and other rights, voting powers, restrictions, qualifications, and terms and conditions of redemption that are set forth in the Articles of Incorporation that define the rights of holders of the classes of shares for the Wilshire Mutual Funds, Inc. A description of the shares of the Wilshire Large Cap Core
130/30 Fund is incorporated by reference to the Post-
Effective Amendment No. 32 to the Registration Statement as filed with the SEC via EDGAR on November 16, 2007
(Accession No. 0001193125-07-249549).